UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GRAFTECH INTERNATIONAL LTD.

(Name of Subject Company (issuer))

GRAFTECH INTERNATIONAL LTD.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

384313102

(CUSIP Number of Class of Securities)

John D. Moran

GrafTech International Ltd.

Suite 300 Park Center I

6100 Oak Tree Blvd.

Independence, Ohio 44131

(216) 676-2000

Copy to:

M. Ridgway Barker

Withers LLP

157 Church Street

New Haven, Connecticut 06502

(203) 789–1320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by GrafTech International Ltd., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 26, 2015, relating to a tender offer by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”), and certain of their affiliates to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), at a price of $5.05 per Share in cash (the “Offer Price”) without interest thereon and subject to any required tax withholding. The offer to purchase Shares is being made pursuant to an Offer to Purchase, dated as of May 26, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto (the “Schedule TO”), filed jointly by Purchaser and Acquisition Sub with the SEC on May 26, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Statement, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The subsection titled “Merger Agreement” of Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Statement is hereby amended and restated as follows:

“On May 17, 2015, the Company entered into the Merger Agreement, pursuant to which, among other things, Purchaser has agreed to make the Offer to purchase any and all of the outstanding Shares, at the Offer Price.

Purchaser’s obligation to accept for payment and pay for the Shares is subject to various conditions, including satisfaction of applicable antitrust and other regulatory approval requirements and a condition (the “Minimum Condition”) that there be validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares that, together with the Shares then owned by Brookfield and its controlled affiliates (including Shares issuable upon the conversion of the Preferred Stock), would represent at least 30% of the then outstanding Shares plus the Shares issuable upon conversion of the Preferred Stock.

As of May 22, 2015, 137,240,008 Shares were outstanding. As previously publicly disclosed, prior to the commencement of the Offer, Purchaser agreed to acquire shares of Preferred Stock under the Investment Agreement, convertible as of the date of issuance into 30,000,000 Shares, a portion of which is subject to stockholder approval. Accordingly, assuming the consummation of the transactions contemplated by the Investment Agreement, upon the closing of the Offer the number of outstanding Shares on an as converted basis would be 167,240,008. Satisfaction of the Minimum Condition requires that, upon the closing of the Offer, Purchaser must own at least 30% of the Shares outstanding on an as converted basis, which, assuming consummation of the transactions contemplated by the Investment Agreement and no change in the Shares outstanding since May 22, 2015, would be 50,172,003 Shares. Since Purchaser would own outstanding Preferred Stock that would be convertible into 30,000,000 Shares, an additional 20,172,003 Shares (or 14.7% of the Shares outstanding as of May 22, 2015) would need to be purchased at the expiration of the Offer in order to satisfy the Minimum Condition.

Pursuant to the Merger Agreement, if the Shares validly tendered and not withdrawn in the Offer, together with the Shares then owned by Brookfield Capital Partners Ltd. (“Brookfield”) and its controlled affiliates, including Shares issuable upon conversion of the Preferred Stock, represent at least 80% of the then outstanding Shares plus the Shares issuable upon conversion of the Preferred Stock (the “Merger Condition”), Purchaser will transfer the Preferred Stock held by Purchaser to Acquisition Sub, Acquisition Sub (instead of Purchaser) will accept the Shares for purchase in the Offer and Acquisition Sub will merge with and into the Company, the separate corporate existence of Acquisition Sub will cease and the Company will continue as the surviving corporation and a wholly owned subsidiary of Purchaser (the “Merger”). Satisfaction of the Merger Condition requires that, upon the closing of the Offer, Purchaser must own at least 80% of the Shares outstanding on an as converted basis, which, assuming consummation of the transactions contemplated by the Investment Agreement, and no change in the Shares outstanding since May 22, 2015, would be 133,792,007 Shares. Since Purchaser would own outstanding Preferred Stock that would be convertible into 30,000,000 Shares, an additional 103,792,007 Shares (or 75.6% of the Shares outstanding as of May 22, 2015) would need to be purchased at the expiration of the offer in order to satisfy the Merger Condition.

The Company believes that the number of Shares outstanding immediately prior to expiration of the Offer is likely to change from the number of Shares outstanding as of May 22, 2015 due to grants, vesting and forfeitures of employee equity awards, exercise by employees of employee stock options, contributions by the Company to the Savings Plan funded with Shares ordinary course and other changes and, accordingly, the percentages and numbers of currently outstanding Shares required to be tendered to satisfy the Minimum Condition and the Merger Condition are likely to change. The Company does not believe, however, that such changes will be material to the likelihood of satisfaction of such conditions.

If the Merger Condition is satisfied, each Share that is not tendered and accepted pursuant to the Offer (other than cancelled shares, dissenting shares and shares held by the Company’s subsidiaries or Purchaser’s subsidiaries (other than Acquisition Sub)) will thereupon be cancelled and converted into the right to receive cash consideration in an amount equal to the Offer Price. The Merger Agreement contemplates that, if and only if the Merger Condition is satisfied, the Merger would be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) pursuant to which no stockholder vote will be required to consummate the Merger.

Under the terms of the Merger Agreement, each Company stock option outstanding at the effective time of the Merger, whether vested or unvested or exercisable or unexercisable, will be cancelled and converted into the right to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the product of the Offer Price (less the per share exercise price of such Company stock option) and the aggregate number of Shares that were issuable upon exercise of the option immediately prior to the effective time of the Merger. Under the terms of the Merger Agreement, each Company restricted stock unit outstanding at the effective time of the Merger, whether vested or unvested, will be cancelled and converted into the right to receive (without interest) an amount in cash, equal to the product of the Offer Price and the number of Shares subject to the cancelled restricted stock unit (with the number of shares subject to each outstanding restricted stock unit subject to performance-based vesting criteria being determined based on target level of achievement of applicable performance goals) immediately prior to the effective time of the Merger.

The Merger Agreement includes customary representations, warranties and covenants of the Company, Purchaser and Acquisition Sub. Until the earlier of the termination of the Merger Agreement and the initial acceptance for payment by Purchaser or Acquisition Sub, as applicable, of Shares, the Company has agreed to operate its business and the business of its subsidiaries in the ordinary course consistent with past practice and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Company also agreed to cooperate as is reasonably necessary to assist Purchaser in commencing the Offer, including providing all information necessary to be included in the documentation for the Offer. The Company has agreed to file with the SEC this Schedule and a Transaction Statement on Schedule 13E-3 concurrently with the filing of a Schedule TO by Purchaser and Acquisition Sub.

The Merger Agreement contains a 35 day go-shop period, which commences on the date of the Merger Agreement and may be extended for 15 days if the Company receives an alternative acquisition proposal during the initial period (as may be extended, the “Go-Shop Period”). Following the Go-Shop Period, the Company is subject to standard exclusivity and non-solicitation covenants, subject to customary exceptions that would permit the Company to respond to a bona fide, written and unsolicited offer that either constitutes or is reasonably expected to lead to a proposal that is more favorable, from a financial point of view, to the holders of Shares than the Offer and the Merger (a “Superior Proposal”), if the Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that a failure to do so would be inconsistent with the Board’s fiduciary duties. The Board may change its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement in order to enter into a definitive agreement for such Superior Proposal if the Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that a failure to do so would be inconsistent with the Board’s fiduciary duties; provided, that prior to such change in recommendation or termination, Purchaser has the right to propose adjustments to the terms and conditions of the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal. If the Company terminates the Merger Agreement to enter into an agreement for a Superior Proposal, the Company would be required to pay to a designee of Purchaser a $7.5 million termination fee if such termination occurs during the Go-Shop Period, or a $20 million termination fee if such termination occurs after the Go-Shop Period.”

Item 4. The Solicitation or Recommendation

1.	The subsection titled “(b) Background and Reasons for the Board’s Recommendation - Background” of Item 4 (“The Solicitation or Recommendation”) of the Statement is hereby amended and restated as follows:

“The following is a description of contacts between representatives of Brookfield and representatives of the Company that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. The chronology below covers only the key events leading up to the execution of the Merger Agreement and the other agreements related to the Offer and does not purport to catalogue every conversation between representatives of Brookfield and representatives of the Company. For a review of the Brookfield’s activities relating to these contacts, please refer to the Schedule TO, including the information set forth under the sub-heading “Special Factors – 1. Background of the Offer; Past Contacts or Negotiations with the Company.”

As part of their ongoing evaluation of the Company’s business, members of the Company’s senior management and the Board, respectively, periodically review and assess the Company’s operations and financial performance and industry conditions that may impact the Company’s long-term strategic goals and plans, and potential opportunities for business combinations, acquisitions and other financial and strategic alternatives.

On February 11, 2015, initial contact from Brookfield was made through a consulting firm engaged by Brookfield, who called a Company Board member, Thomas A. Danjczek, to ask if Mr. Danjczek would speak with Brookfield representatives about the Company. Mr. Danjczek informed Brookfield’s consultant that Mr. Danjczek would need to refer the matter to Joel L. Hawthorne, the Company’s President and Chief Executive Officer. Later on February 11, 2015, Mr. Danjczek received a call from Peter Gordon and David Gregory of Brookfield concerning the Company, during which Brookfield indicated that it was interested in refinancing the Senior Subordinated Notes and Mr. Danjczek told Messrs. Gordon and Gregory that they should contact Mr. Hawthorne directly.

On February 12, 2015, Messrs. Gordon and Gregory called Mr. Hawthorne. Erick R. Asmussen, the Company’s then Chief Financial Officer and Vice President, joined the telephone call. Messrs. Gordon and Gregory indicated that Brookfield may be able to provide assistance with refinancing the Senior Subordinated Notes. Mr. Hawthorne informed Messrs. Gordon and Gregory that further discussions should be postponed until after the Company’s earnings release scheduled for March 2, 2015.

On February 13, 2015, Brookfield sent an invitation to meet with the Company at the Company’s headquarters on March 6, 2015.

On March 6, 2015, Messrs. Hawthorne and Asmussen, and Kelly Taylor, the Company’s Director, Investor Relations and Corporate Communications, met with Messrs. Gordon and Gregory at the Company’s headquarters and presented the Company’s then current investor relations presentation. At this meeting, the Brookfield representatives provided background on Brookfield and an expression of interest to offer the Company a $100 million convertible note to help refinance the Senior Subordinated Notes.

As a condition to the convertible note, Brookfield indicated that it would want to be given Board representation proportionate to its investment. Mr. Hawthorne indicated that the Company had a solid capital structure, particularly in light of a recent credit agreement amendment to add liquidity through covenant modifications and the addition of a $40 million term loan facility.

On March 7, 2015, Peter Gordon sent an e-mail to Mr. Hawthorne thanking him for the opportunity to learn more about the Company, stated that Brookfield would like to find a way to work with the Company, and that representatives from Brookfield would be in touch with Mr. Hawthorne in the coming week.

On the morning of March 9, 2015, Mr. Hawthorne informed Randy W. Carson, Chairman of the Board, about the discussions with Brookfield, including their interest in a $100 million convertible note. On March 9, 2015, Mr. Gordon of Brookfield called Mr. Hawthorne and told Mr. Hawthorne that Brookfield might be interested in acquiring the Company and would forward a form of confidentiality agreement to cover discussions if the Company was interested. Mr. Hawthorne notified Mr. Carson of this development.

On March 10, 2015, Messrs. Carson and Hawthorne discussed whether the matter should be considered by the Board or by the special committee of the Board which had been formed to handle matters related to the Company’s 2015 annual meeting of stockholders. Over the next several days, they concluded, based on advice from counsel, that it should be considered by the full Board.

On March 10, 2015, Brookfield sent a form of confidentiality agreement and an initial information request. Mr. Hawthorne replied that, upon further consideration, the Company would prefer to use a Company drafted confidentiality agreement and the parties exchanged comments on the form of the agreement over the next several days.

On March 12, 2015, representatives of Brookfield delivered to Mr. Hawthorne a written presentation addressed to the Special Committee regarding Brookfield’s investment philosophy and experience in the Company’s industry. The presentation also expressed Brookfield’s interest in acquiring the Company in an all-cash transaction for a premium to be determined following approximately three weeks of commercial due diligence.

On March 13, 2015, Mr. Hawthorne advised Brookfield that the Company did not wish to proceed further unless Brookfield provided some indication of value that could be presented to the Board. On March 18, 2015, Brookfield sent to Mr. Hawthorne an investment presentation along with an expression of interest that included a preliminary indication of value (described below), which he sent to Mr. Carson.

On March 19, 2015, Mr. Hawthorne conferred with Mr. Carson, reviewing the communications with Brookfield and preliminary research done on their investment approach and capabilities. They concluded that Brookfield’s interest appeared to be genuine and determined to present the information to the Board.

On March 19, 2015, the Company’s Board held a meeting during which Mr. Carson reported that on March 18, 2015, Mr. Hawthorne received from Brookfield an investment presentation and non-binding expression of interest in acquiring the Company. Mr. Carson summarized the background information provided by Brookfield, particularly the expression of interest, which provided for:

•	an all cash proposal to acquire all of the outstanding Shares at a price range of between $5.00 and $5.25 per Share, a 28—35% premium to the closing price on March 17, 2015;

•	expedited due diligence and negotiation of definitive agreements, to be completed by April 30, 2015;

•	no financing condition; and

•	if of interest, a possible offer to afford the Company’s stockholders an opportunity to retain their Shares of the Company under Brookfield sponsorship.

Mr. Hawthorne informed the Board that there had been no dialogue with Brookfield concerning the details of its expression of interest and reported that Brookfield was prepared to complete commercial due diligence and confirm its pricing proposal by April 12, 2015 and complete confirmatory due diligence by April 30, 2015. Mr. Hawthorne reported that the expression of interest included a “go shop” provision, a break fee, matching rights and reimbursement of Brookfield’s out-of-pocket expenses.

Mr. Hawthorne reviewed the timeline proposed by Brookfield, which included Brookfield’s delivery of a first draft of transaction documents to the Company by April 12, 2015, fully negotiating documents by April 30, 2015, signing and announcing a transaction during the first week of May 2015, a go-shop period of 30 to 60 days commencing after announcement, and closing a transaction upon completion of the go-shop period. The Board discussed the information presented, the terms of the proposed confidentiality agreement, whether the timing for consideration of selling the Company was appropriate given the Share price and industry conditions, whether a special committee of the Board should be established, whether other parties might be interested in acquiring the Company, whether there were good reasons not to explore discussions with Brookfield, and obtaining further advice from outside advisors. After discussions ended, the Board approved continuing discussions with Brookfield. On March 20, 2015, Mr. Hawthorne and Mr. Asmussen informed David Walker and Christopher Ventresca of J.P. Morgan Securities LLC (“J.P. Morgan”), the Company’s current financial advisor, of Brookfield’s March 18, 2015 non-binding expression of interest.

On March 22, 2015, the parties signed the confidentiality agreement, dated as of March 20, 2015, and, thereafter and continuing through execution of definitive agreements, with their counsel and advisors, met and had telephone conferences on numerous occasions to facilitate Brookfield’s due diligence. On March 23, 2015, Messrs. Hawthorne, Asmussen and John D. Moran, the Company’s Vice President, General Counsel and Secretary, met Mr. Gordon, Mr. Gregory and David Nowak for introductory discussions over dinner. Subsequently, on March 24, 2015, Messrs. Gordon, Gregory and Nowak, together with other representatives of Brookfield, visited the Company’s offices for a presentation on the Company’s Industrial Materials segment and a tour of its Lakewood, Ohio facility. On March 25, 2015, the Company’s management made a presentation to the Brookfield representatives regarding the Company’s Engineered Solutions segment and the history, development, and management of the Company as well as other related Company information. The presentation was combined with a tour of the Company’s Sharon Center, Ohio facility.

On March 30, 2015, the Board held a subsequent meeting during which Mr. Hawthorne provided an update on Brookfield’s March 18th non-binding expression of interest. Mr. Hawthorne explained that Brookfield had begun diligence on March 24, 2015 with a meeting at the Company’s corporate offices in Independence, Ohio, had taken tours of the Company’s facilities, and commenced other due diligence activities. Mr. Hawthorne noted that Brookfield’s proposal was unsolicited and that no decision to offer the Company for sale had been made and further noted that the Board would be free to reject any Brookfield offer or decide on other courses of action, including a sale process. The Board discussed consideration of Brookfield’s proposal in light of the Board’s assessment of the Company’s value and long-term strategies.

At the March 30, 2015 meeting, the Board also discussed the engagement of a financial advisor to help with the process associated with the Brookfield proposal. Mr. Hawthorne stated that the Company works and has worked with a number of different investment banks on various matters and that J.P. Morgan, the Company’s current financial advisor, had provided certain limited assistance to date on the Brookfield proposal and could provide further assistance to the Company. The Board considered J.P. Morgan’s past relationship with the Company, its qualifications including its position as an internationally recognized financial institution with substantial experience in transactions similar to the transactions being considered by the Board, and J.P. Morgan’s knowledge of the Company. The Board concluded that it would move forward with J.P. Morgan. J.P. Morgan thereafter provided additional assistance to the Company and the Board with respect to the Brookfield proposal, and Messrs. Hawthorne and Asmussen with the advice of counsel negotiated with J.P. Morgan as to the terms of its engagement. After the Board meeting on March 30, 2015, Mr. Hawthorne kept Mr. Carson informed as to the progress of working with J.P. Morgan and negotiation of an engagement letter. After benchmarking engagement proposals, Mr. Hawthorne informed Mr. Carson that J.P. Morgan and the Company had reached an agreement on an engagement letter. On April 21, 2015, the Company and J.P. Morgan signed an engagement letter, dated as of April 20, 2015, for J.P. Morgan to provide advice to and act for the Board and the Company with respect to the Brookfield proposal and related or alternative similar transactions.

On April 5, 2015, Mr. Walker and Mr. Ventresca of J.P. Morgan held a telephone conversation with representatives from Brookfield to clarify certain information contained in the investment presentation Brookfield submitted to the Company.

On April 9, 2015, the Company and Brookfield held a face-to-face meeting in Toronto to discuss the due diligence process, Brookfield’s approach to valuation, the Company’s business plan, considerations that could apply to various transaction structures, and the proposed transaction process, timeline, and next steps. The Company representatives explained that no sale of the Company had been approved by the Board and the Company was not soliciting or proposing acquisition structures or terms. This meeting was attended on behalf of the Company by Mr. Hawthorne, Mr. Walker of J.P. Morgan, M. Ridgway Barker of Withers LLP (“Withers”), the Company’s outside legal counsel, and Mr. Moran. This meeting was attended on behalf of Brookfield by Messrs. Gordon, Gregory and Nowak, and other members of the Brookfield deal team.

On April 9, 2015, Brookfield indicated to a representative of J.P. Morgan that Brookfield expected to submit a preliminary written proposal during the week of April 13, 2015. On April 13, 2015, Mr. Hawthorne and Mr. Asmussen called Brookfield to update Brookfield on changes to the Company’s 2015 forecast, which were to be reflected in the Company’s planned April 29, 2015 earnings release.

On April 14, 2015, the Company received a non-binding expression of interest from Brookfield regarding a proposed purchase of $150,000,000 of convertible preferred stock and a proposed tender offer for up to 100% of the Company’s Shares (including a back-end merger) at a purchase price of $5.00 per Share. On April 15, 2015, in response to a request from J.P. Morgan, Brookfield clarified that Brookfield would proceed with the preferred stock financing alone or, if the Company so desired, both transactions substantially concurrently.

On April 16, 2015, the Board met to further discuss Brookfield’s April 14, 2015 non-binding expression of interest. Mr. Barker of Withers, Messrs. Walker and Ventresca and Ian MacAllister of J.P. Morgan and C. Stephen Bigler of Richards, Layton and Finger, P.A., the Company’s Delaware counsel, were all present at the meeting. Messrs. Hawthorne and Asmussen updated the Board regarding Brookfield’s progress with due diligence, the Company’s personnel involved, external resources used by the Company and the scope of the diligence, including plant tours and subject matters covered. Mr. Walker presented and discussed preliminary valuation information on the Company, taking into account public analysts’ estimates, management forecasts, the advanced graphite materials division’s estimated liquidation value (which he stated was used solely for purposes of this discussion in light of the on-going review of business plans), and a preliminary valuation summary based on historic stock trading prices, trading multiples, transaction multiples, and discounted cash flow. Mr. Walker also presented preliminary financing alternatives information, including public company market opportunities and typical parameters of convertible debt, convertible preferred stock, and common equity. Mr. Barker reviewed with the Board the terms and conditions of Brookfield’s expression of interest, which included a go shop provision, and Board fiduciary duties and NYSE and other requirements potentially triggered in connection with the proposed transactions. The Board discussed the Company’s liquidity, financing alternatives available to the Company, the Company’s 2015 first quarter results, changes in the Company’s forecasted results and the potential impact thereof on those financing alternatives, the time frame for pursuing either a standalone financing transaction or a financing transaction and a tender offer transaction with Brookfield, the time-frame for pursuing financing alternatives with third parties or in the public market, the likely interest of third parties in acquiring the Company (including possibilities considered by the Board over the preceding years), the likely time-frame for such third parties or other strategic or financial bidders to make to a definitive offer or to respond to an invitation to do so, and whether a go shop process would enable both securing a definitive offer at such time from Brookfield and allow for soliciting superior offers after announcement of entry into a definitive agreement with Brookfield. The Board discussed variations on the proposed transactions with Brookfield and Mr. Walker presented and discussed certain comparable transactions with the Board. Mr. Hawthorne reported on actions to enhance the performance and liquidity of the Company.

On April 19, 2015, the Board met and further discussed Brookfield’s April 14, 2015, non-binding expression of interest. Messrs. MacAllister, Walker and Ventresca and Mr. Barker attended this meeting. Mr. Walker presented a preliminary overview of the strategic and financing options available to the Company and each option’s advantages, disadvantages and execution considerations, including a potential go shop process. At this meeting, the Board members discussed the principle features of each option, various terms and conditions applicable thereto, potential variations on the options and the possibility that Brookfield might be open to alternative provisions and structures. No binding commitment with Brookfield was authorized at this meeting.

However, after completing a review of the various options, the Board directed J.P. Morgan to continue further discussions with Brookfield, with a view to narrowing the number of options to the best available, and Company management to continue in the due diligence process.

On April 22, 2015, the Board met and discussed which course of action the Board would recommend for responding to Brookfield’s proposal. Present at this meeting were Mr. Barker of Withers and Messrs. MacAllister, Walker and Ventresca of J.P. Morgan. During this meeting, the Board reviewed the options still under consideration since the April 19, 2015 meeting. Mr. Walker described each of the options, described the differences in the options, reviewed the advantages and disadvantages of each, and discussed execution considerations. Mr. Walker described the amount of capital infusion associated with each option and the potential range of Brookfield’s ownership (on a fully diluted basis) upon completion of each option. The Board members discussed their views on the various options in light of the Company’s recent performance, cyclical industry conditions and current and projected future prices of the Shares. The Board also discussed the proposed go shop process and concluded that such process would be sufficient to solicit definitive offers, if any, from strategic and financial parties whom the Board reasonably believed could have an interest in making and consummating a proposal, taking into account reasonably expected financial resources, financing contingencies, antitrust considerations, business conditions and considerations, and execution capabilities. The Board also discussed Brookfield’s strong track record of success, demonstrated confidence in the Company’s strategic plan and prospects, and proposal and ability to engage in a tender offer transaction without a financing condition that would allow stockholders to choose immediate liquidity at a premium for some or all of their Shares and avoid the risks inherent in the current operating environment or to participate in the Company as a stockholder following the closing of the proposed tender offer with the benefit of Brookfield’s sponsorship going forward to the extent the conditions to the Merger, particularly the Merger Condition, were not satisfied, as well as the Company’s negotiated right to pursue other transaction partners during the go shop period, the risk that Brookfield would withdraw its proposal and not engage in further discussions if the Company was simultaneously pursuing alternative or competing transactions or partners, and the risk that a broad process could result in public leaks or rumors that could damage the Company and even ultimately prevent the Company from being able to undertake any transaction. After further discussion, the Board directed J.P. Morgan and Company management to negotiate with Brookfield for a $150 million convertible preferred stock financing and a tender offer (including a back-end merger) for up to 100% of the outstanding Shares, including a proposed dividend rate of 6% for the preferred stock, a $5.75 offer price in the proposed Offer with a minimum tender condition of 10% of the Company’s outstanding Shares and a requirement that Brookfield acquire all of the Shares through a back-end merger in the event 80% of the Shares were tendered in the proposed Offer. The Board discussed that final determinations and approvals would come back to the Board, that the Board was not authorizing a sale of the Company at this time, rather authorizing negotiations with Brookfield, and that the Board would have the opportunity to consider approval of any proposed transaction at a later date.

During the period from April 22, 2015 to April 29, 2015, representatives of Brookfield and J.P. Morgan continued to negotiate terms for the proposed Preferred Stock financing and proposed Offer.

During the course of negotiations from April 22, 2015 to April 24, 2015, representatives of Brookfield indicated to representatives of J.P. Morgan that Brookfield was not willing to increase its proposed purchase price above $5.00 per Share in the proposed Offer, but would reduce the minimum condition. After further discussion, on April 25, 2015, representatives of Brookfield indicated to representatives of J.P. Morgan that Brookfield would increase its proposed purchase price to $5.05 per Share in the proposed Offer.

On April 24, 2015, the Board met again to obtain an update on developments with Brookfield’s latest proposal and review a term sheet, the initial draft of which had been included in Brookfield’s April 14, 2015 proposal and the then current draft of which had resulted from substantial negotiations between the parties. Present at this meeting were Mr. Barker of Withers and Messrs. MacAllister, Walker and Ventresca of J.P. Morgan. The Board members reviewed and discussed the terms included in the term sheet achieved after substantial negotiation between the parties, including, with respect to the proposed Preferred Stock financing, the initial conversion price, the put right and make-whole premium payable upon a change of control of the Company and Board designation rights, and, with respect to the proposed Offer (and related merger), the price and conditions of the transaction.

On April 26, 2015 a special meeting of the Board was held for the purpose of obtaining an update on and discussion of the continuing negotiations with respect to Brookfield’s proposal. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Hawthorne discussed certain key items regarding the current state of Brookfield’s proposed Preferred Stock financing and noted that the Company was awaiting a counter-proposal on the proposed Offer. The Board reviewed each key item regarding the proposed Preferred Stock financing and ultimately concurred with management’s resolution or suggested approach for each item and directed management and the representatives from J.P. Morgan to continue negotiations on behalf of the Company. The Board also reviewed the proposed tender offer term sheet and the various changes made to the initial draft during the course of negotiations. The Board agreed to continue negotiations regarding the Offer based on certain parameters that were discussed with management and the representatives from J.P. Morgan and Withers during this meeting.

On April 27, 2015, the Board met to review and discuss the open items in the term sheet for Brookfield’s proposed Preferred Stock financing. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. After receiving advice from the representatives from J.P. Morgan and Withers, the Board agreed and instructed management and the representatives from J.P. Morgan to complete negotiations of the Preferred Stock financing in line with the parameters approved by the Board and authorized management, with the assistance of the Company’s outside legal counsel, to review and negotiate with Brookfield’s legal counsel the specific provisions of the definitive documents necessary for effecting the transaction and to present such documents in substantially completed form to the Board for its review and approval.

On April 28, 2015 the Board met and received an update on the progress of the negotiations surrounding the Brookfield proposals. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Walker updated the Board, noting the open issues and reporting that negotiations were progressing satisfactorily. Mr. Walker and Mr. Barker discussed the process, next steps, timeline and logistics surrounding finalizing negotiations and the consideration being given to signing letters of intent, a draft of which was included in the advance materials for this meeting. The letters of intent would obligate the parties to negotiate the definitive documents for both the proposed Preferred Stock financing and the proposed Offer in good faith. The Board also discussed the impact of the proposed transactions on the Company’s senior notes and credit facility, the Senior Subordinated Notes and potential regulatory filings associated with the transactions. The consensus of the Board was to direct J.P. Morgan to inform Brookfield that the $5.05 Offer Price was acceptable.

On April 29, 2015 the Board met and reviewed negotiated term sheets and letters of intent regarding the proposed issuance of Preferred Stock in a private offering to Brookfield and the proposed tender offer by Brookfield and a subsequent merger between an affiliate of Brookfield and the Company under certain circumstances. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. The Board unanimously authorized Company management to execute and deliver the letters of intent and Company management and counsel and J.P. Morgan to proceed with negotiation of definitive agreements and documents related to each of the proposed Preferred Stock financing and the proposed Offer. The execution of the letters of intent were publicly announced on this date.

On May 3, 2015, the Board met and reviewed proposed definitive agreements and documents related to the proposed Preferred Stock financing following negotiation between the parties of such agreements based on the agreed term sheet. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. After receiving advice from Withers and J.P. Morgan, the Board concluded that the proposed Preferred Stock financing was in the best interest of the Company and its stockholders and approved the definitive agreements and documents and the issuance of the Preferred Stock, subject to satisfaction of certain conditions.

On May 4, 2015, the Company and Purchaser entered into the definitive Investment Agreement and related documents.

On May 5, 2015, a representative of J.P. Morgan reported to the Company that a representative of Brookfield reached out to a representative of J.P. Morgan to ask if J.P. Morgan could facilitate a discussion between Brookfield and Mr. Milikowsky regarding whether Mr. Milikowsky would be willing to enter into a tender and support agreement with respect to his Shares in connection with the proposed Offer. The Company informed J.P. Morgan that it consented to such discussion.

On May 8, 2015, a representative of J.P. Morgan reported to the Company that a representative of Brookfield met with Mr. Milikowsky in New York and that Mr. Milikowsky was receptive to Brookfield’s proposal.

On May 12, 2015, the Board met to discuss the proposed Offer (and related Merger). Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. At this meeting, Mr. Barker discussed key terms and Board responsibilities and fiduciary duties associated with the proposed transaction. Among the matters discussed by Mr. Barker were the tender offer process, associated SEC filings and disclosure requirements, the process for carrying out the go-shop provisions, antitrust clearance, and deal protections, including Brookfield’s willingness to permit the Company to consider an unsolicited competing acquisition transaction even after the go shop process. Mr. Barker and Mr. Walker also discussed the key open items in the negotiations, the change in control acceleration provisions in the Company’s debt arrangements, potential associated rating agency considerations, and the nature of Brookfield’s commitment to backstop the Company’s debt obligations in the event such obligations were to be accelerated. Mr. Walker and Mr. MacAllister discussed J.P. Morgan’s proposed fairness opinion, noting that it is a policy of J.P. Morgan not to provide a fairness opinion where there is not an acquisition that creates a majority holder of the subject company’s outstanding shares. The Board gave guidance to J.P. Morgan and Company counsel with respect to resolution of such open items.

On May 13, 2015, the Board met to obtain an update on and discuss the continuing negotiations with respect to the proposed Offer (and related Merger). Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Walker and Mr. Barker provided an update to the Board regarding significant open items in connection with the Merger Agreement and other transaction documents that were being negotiated, including provisions related to the Board’s ability to accept a superior proposal, including whether the Company would have the right to redeem the Preferred Stock to be issued to Brookfield in the Preferred Stock financing upon the Board’s acceptance of such a proposal, as well as Brookfield’s standby credit commitment, the proposed elements of a superior proposal, closing conditions and expense reimbursement. The Board gave guidance to J.P. Morgan and Company counsel with respect to resolution of such open items.

On May 14, 2015, the Board met to obtain an update on negotiations with Brookfield related to the Merger Agreement. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Barker and Mr. Walker provided an update on negotiations. At this meeting, the Board also reviewed certain SEC disclosure requirements. The Board then reviewed the sequence of events expected for finalizing the Merger Agreement and related documents, assuming the resolution of the open items based on guidance previously given by the Board.

On May 17, 2015, the Board met and reviewed and considered, among other things, final drafts of the Merger Agreement and related documents. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. J.P. Morgan delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated May 17, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The Board also reviewed some of the key factors that the Board had considered over its many meetings over the past two months with respect to the transaction. The Board also considered the continued and considerable time spent by Company management, Company counsel and J.P. Morgan’s deal team negotiating the definitive documents and finalizing due diligence. After receiving advice from the Company’s counsel and financial advisor, the Board, based upon all of the factors discussed at this meeting and all prior meetings, approved the definitive agreements and documents related thereto.

On May 17, 2015, the Company and Purchaser executed the definitive Merger Agreement and certain stockholders of the Company, including Mr. Milikowsky, entered into the Support Agreement. The events were publicly announced on May 18, 2015. The Go-Shop Period commenced on May 18, 2015 and the Company is beginning to receive preliminary indications of interest from third parties. The Company is evaluating those indications and, as appropriate, will facilitate due diligence by interested parties. Pursuant to the Merger Agreement, the Offer must stay open for at least 10 business days following completion of the Go-Shop Period.”

2.	The subsection titled “(b) Background and Reasons for the Board’s Recommendation – Certain Forecasts” of Item 4 (“The Solicitation or Recommendation”) of the Statement is hereby amended and supplemented by adding the following before “Management Projections.”

“The Company does not make public forecasts or projections or provide public guidance as to future performance or other prospective financial information beyond the current fiscal year, and the Company is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates.

However, the Company’s management prepared non-public, internal financial forecasts regarding the Company’s results for 2015 through 2024 and provided such forecasts to J.P. Morgan, in connection with its evaluation of the fairness, from a financial point of view, of the Offer. The Company has included below a summary of these forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes.

The Company’s internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles in the United States. The Company’s independent public accountants have not examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance with respect thereto. The summary of these internal financial forecasts included below is not being included to influence stockholders’ decisions whether to tender their Shares, but because these internal financial forecasts were provided by the Company to J.P. Morgan.

While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, economic, market and financial conditions and other future events, as well as matters specific to the Company’s businesses) that are inherently subjective and uncertain and are beyond the control of the Company’s management. Important factors that may affect actual results and cause these internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance and competition, general business, economic, market and financial conditions, global and regional social and political conditions and other factors discussed in the sections entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, all of which are filed with the SEC and incorporated by reference into this Schedule, and the forward-looking statements disclosure contained in the section entitled “Item 8. Additional Information—Forward-Looking Statements” beginning on page 37 of this Schedule.

These internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to both future external and internal conditions as well as future business decisions, all of which are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized. The principal variables, expectations and assumptions reflected in these internal financial forecasts include:

•	compound annual growth of net sales over the next 10 years of approximately 3%, with a terminal growth rate of 2%. This growth in net sales is due to volume and price increases and favorable changes in product mix and assumes average annual growth in global graphite electrode demand of approximately 2% and average annual growth in needle coke demand of approximately 2%, driven by average annual growth in global electric arc steel production of approximately 2% and average annual growth in global smelting production utilizing graphite electrodes of approximately 2%;

•	manufacturing cost increase due primarily to increases in volumes sold and average annual increases in costs for key manufacturing inputs (primarily decant oil, energy (electricity and natural gas), manufacturing labor, pitch and metallurgic cokes, and freight) of 2% to 3% annually; and

•	interest expense is reduced and eliminated over the course of the forecast period due primarily to reduction in outstanding debt from free cash flow.

The principal variables, expectations and assumptions also include an assumption that there is no material change in global graphite electrode, needle coke or pitch coke production capacity, there are no future rationalizations or asset impairments by the Company, and there is no change in interest rates, tax rates, currency exchange rates, inflation or deflation, or applicable duties and tariffs. In addition, these internal financial forecasts do not include any gain or loss from the disposition of, or any results from, the advanced graphite materials business. The Company does not believe that any such gain, loss or results would have a material impact on the information presented in these internal financial forecasts.

The inclusion of a summary of these internal financial forecasts in this Schedule should not be regarded as an indication that any of the Company or its affiliates, advisors, officers, directors, or representatives considered these internal financial forecasts to be predictive of actual future events, and these internal financial forecasts should not be relied upon as such nor should the information contained in these internal financial forecasts be considered appropriate for other purposes. Many of the variables, expectations and assumptions reflected in these internal financial forecasts are subject to change and none of these internal financial forecasts reflect revisions that could result from changes in the Company’s business or industry, competition, general business, economic, market or financial conditions, global or regional social or political conditions or other factors or any other transactions or events that have occurred or may occur and that were not anticipated at the time that these internal financial forecasts were prepared. None of the Company or its affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will not differ materially from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date these internal financial forecasts were generated or to reflect the occurrence of future conditions or events, even in the event that any or all of the variables, expectations or assumptions underlying these internal financial forecasts are shown to be in error. Since these internal financial forecasts cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. The Company does not intend to make publicly available any update or other revision to these internal financial forecasts. None of the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the Company’s ultimate performance compared to the information contained in these internal financial forecasts or that the forecasted results will be achieved. The Company has made no representation to Brookfield or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts. The below forecasts do not give effect to the transactions contemplated by the Merger Agreement. The Company urges all stockholders to review the Company’s most recent SEC filings for a description of the Company’s reported financial results.”

3.	The subsection titled “(b) Background and Reasons for the Board’s Recommendation – Intent to Tender” of Item 4 (“The Solicitation or Recommendation”) of the Statement is hereby amended and restated as follow:

“To the Company’s knowledge, after making reasonable inquiry, all of the Company’s directors (except for Mr. Hawthorne) intend to tender all of their Shares in the Offer and the Company’s executive officers (including Mr. Hawthorne) intend to tender a significant portion of their Shares (from approximately 50% to 100%) in the Offer. As described elsewhere herein, the Board views the Offer as an opportunity for the Company’s stockholders to choose immediate liquidity at a premium for some or all of their Shares and avoid the risks inherent in the current operating environment or to participate in the Company as a stockholder following the closing of the Offer with the benefit of Brookfield’s sponsorship going forward to the extent the conditions to the Merger, particularly the Merger Condition, are not satisfied. Accordingly, the officers intend to tender a portion of Shares for personal purposes and to retain the remaining Shares to participate in the Company as a stockholder following the closing of the Offer to the extent the conditions to the Merger, particularly the Merger Condition, are not satisfied, due to their personal assessment of management’s strategy for the long-term value creation and positioning of the Company to benefit from a recovery in the current industry cycle.”

Item 6. Interest in Securities of the Subject Company

Item 8 (“Interest in Securities of the Subject Company”) of the Statement is hereby amended and restated as follows:

“No transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company, other than payroll deductions and Company matching and retirement contributions under the Savings Plan and the Compensation Deferral Plan, in the ordinary course (to the extent made in, or invested in, the Shares), and withholding of Shares upon vesting of awards under the Company’s 2005 Equity Incentive Plan to meet tax withholding requirements.

To the Company’s knowledge, after making reasonable inquiry, other than as contemplated by the Investment Agreement, neither of the general partners of Purchaser or Brookfield Capital Partners IV L.P (“BCP IV LP”), nor any of the directors and officers of Purchaser, Acquisition Sub, Brookfield or BCP IV LP beneficially own any securities in the Company nor has purchased or acquired securities of the Company during the past 60 days.”

Item 8. Additional Information

1.	The subsection titled “Appraisal Rights” of Item 8 (“Additional Information”) of the Statement is hereby amended and restated as follows:

“This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time (as defined below) who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the effective time of the Merger (the “Effective Time”), such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, (which shall be July 7, 2015 unless Acquisition Sub extends the Offer pursuant to the terms of the Merger Agreement), and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was May 26, 2015), deliver to the Company a written demand by the holder of record for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

GrafTech International Ltd.

Suite 300 Park Center I

6100 Oak Tree Blvd.

Independence, Ohio 44131

(216) 676-2000

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record holder of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Delaware Court of Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal of their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Brookfield nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Brookfield and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such Shares. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares (who intended or purported to seek appraisal of their Shares) will receive the Offer Price. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Surviving Corporation a written withdrawal of its demand for appraisal and acceptance of the Offer Price, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.”

Item 8. Additional Information

2.	The subsection titled “Certain Litigation” of Item 8 (“Additional Information”) of the Statement is hereby amended and restated as follows:

“On May 22, 2015, a lawsuit captioned Travis J. Kelleher, etc. v. GrafTech International Ltd., et. al. (Case No. CV-15-846032) was filed in the Court of Common Pleas in the State of Ohio. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices and involved breaches of fiduciary duties. The suit also claims that the Company, BAM, Brookfield, Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or rescind the transactions if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously. On June 12, 2015, this suit was amended to include allegations that the public disclosures made by the Company in connection with the transactions are materially misleading.

On June 2, 2015, a lawsuit captioned David Widlewski v. Randy Carson, Thomas A. Danjczek, Karen Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, BCP IV GrafTech Holdings LP, and Athena Acquisition Subsidiary Inc. (Civil Action No. 11086-VCL) was filed in the Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company.

The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or rescind the transactions if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.”

On June 4, 2015, a lawsuit captioned Walter Watson. v. GrafTech International Ltd., Randy Carson, Thomas A. Danjczek, Karen Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, Brookfield Asset Management, Inc., Brookfield Capital Partners Ltd., Brookfield Capital Partners IV L.P., BCP IV GrafTech Holdings LP, and Athena Acquisition Subsidiary Inc. (Civil Action No. 11096-VCL) was filed in the Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that the Company, BAM, Brookfield, Capital Partners, Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or rescind the transactions if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.

On June 9, 2015, a lawsuit captioned CyHyoung Park v. GrafTech International Ltd., Randy Carson, Thomas A. Danjczek, Karen Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, BCP IV GrafTech Holdings LP, and Athena Acquisition Subsidiary Inc. (Civil Action No. 11125-VCL) was filed in the Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that the Company, Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.

On June 15, 2015, a lawsuit captioned Charles Daeda v. GrafTech International Ltd., Randy Carson, Thomas A. Danjczek, Karen Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, Brookfield Asset Management Inc., BCP IV GrafTech Holdings LP, and Athena Acquisition Subsidiary Inc. (Civil Action No. 1145-VCL) was filed in the Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of acts and courses of action taken by the members of the Board to frustrate the efforts of Mr. Milikowsky to fix the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that Purchaser, Acquisition Sub and BAM aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or to rescind the transactions if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.

On June 15, 2015, a lawsuit captioned Abraham Grinberger, v. GrafTech International Ltd., Randy Carson, Thomas A. Danjczek, Karen L. Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, Brookfield Asset Management Inc., Brookfield Capital Partners Ltd., BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. (Civil Action No. 1148-VCL) was filed in the Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that BAM, Brookfield, Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or rescissory damages if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.”

Item 8. Additional Information

3.	The subsection titled “Book Value and Ratio of Earnings to Fixed Charges” of Item 8 (“Additional Information”) of the Statement is hereby amended and restated as follows:

“The Company’s book value per Share (issued) as of March 31, 2015 was $6.73. The Company’s net tangible book value per Share (excluding goodwill and other intangible assets) as of March 31, 2015 was $3.41. The Company’s ratio of earnings to fixed charges for the fiscal quarter ended March 31, 2015, and the calculation thereof, is set forth below:

Computation of Ratio of Earnings to Fixed Charges for the Fiscal Quarter Ended March 31, 2015

(dollars in thousands, except ratio)

Earnings:
Loss before income taxes	$(55,608)
Loss/(Gain) from equity investees	—
Fixed charges	9,513

Total of earnings plus fixed charges	$(46,095)

Fixed Charges:
Interest expense	$8,921
Estimated interest portion of rental expense	592

Total fixed charges	$9,513

Ratio of earnings to fixed charges	(4.8)

Upon completion of the Merger, Purchaser’s direct and indirect beneficial ownership interest in the Company’s net book value and net income would increase from 0% to 100%. Based on the Company’s net book value of approximately $1.0 billion as of December 31, 2014 (as reported in the Company’s Annual Report on Form 10-K), this increase would result in Purchaser’s direct and indirect beneficial interest in the Company’s net book value increasing by approximately $1.0 billion. Based on the Company’s net income as of December 31, 2014 (as reported in the Company’s Annual Report on Form 10-K), this increase would result in Purchaser’s direct and beneficial ownership interest in the Company’s net loss increasing by approximately $285.4 million.”

Item 8. Additional Information

4.	The subsection titled “Forward-Looking Statements” of Item 8 (“Additional Information”) of the Statement is hereby amended and restated as follows:

“This Schedule may contain forward-looking statements about such matters as: the Offer and Merger, the conditions to consummation thereof, the terms thereof and related matters; a proposed issuance of Preferred Stock, the conditions to consummation of such potential issuance, the terms of any such potential issuance, the use of proceeds and related matters; the effects of such proposed issuance, Offer and Merger under our equity award and benefit plans and agreements or our credit agreement, senior notes or Senior Subordinated Notes; our outlook for 2015; future or targeted operational and financial performance; financial projections or estimates prepared by management; growth prospects and rates; the markets we serve; future or targeted profitability, cash flow, liquidity, sales, costs and expenses, tax rates, working capital, inventory levels, debt levels, capital expenditures, EBITDA, cost savings and business opportunities and positioning; strategic plans; cost, inventory and supply-chain management; rationalization and related activities; the impact of rationalization, product line changes, cost competitiveness and liquidity initiatives; expected or targeted changes in production capacity or levels, operating rates or efficiency in our operations or our competitors’ or customers’ operations; future prices and demand for our products; product quality; diversification, new products and product improvements and their impact on our business; the integration or impact of acquired businesses; investments, acquisitions, asset sales or divestitures that we may make in the future; possible financing or refinancing (including factoring and supply-chain financing) activities; our customers’ operations, order patterns and demand for their products; the impact of customer bankruptcies; our position in markets we serve; regional and global economic and industry market conditions, including our expectations concerning their impact on us and our customers and suppliers; conditions and changes in the global financial and credit markets; legal proceedings and antitrust investigations; our liquidity and capital resources, including our obligations under our Senior Subordinated Notes; tax rates and the effects of jurisdictional mix; the impact of accounting changes; and currency exchange and interest rates and changes therein.

Generally, the Company does not have a duty to update forward-looking statements. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9. Our expectations and targets are not predictions of actual performance and historically our performance has deviated, often significantly, from our expectations and targets. Actual future events, circumstances, performance and trends could differ materially, positively or negatively, due to various factors, including: failure to satisfy the conditions contained in the definitive agreements relating to the proposed issuance, tender offer and merger to consummation thereof, including due to material adverse changes affecting the Company or its prospects or failure to obtain regulatory approvals; litigation in relation to such transactions; events of default occurring or repurchase obligations arising under our credit agreement, senior notes or senior subordinated notes related to the tender offer and merger, or otherwise (including by reason of cross default provisions thereunder); downgrades in the ratings of our senior notes and the requirement to repurchase the senior notes that could arise as a result thereof; restrictions on the conduct of our business in the ordinary course due to provisions under such definitive agreements; failure to achieve cost savings, EBITDA or other estimates; actual outcome of uncertainties associated with assumptions and estimates used when applying critical accounting policies and preparing financial statements; failure to successfully develop and commercialize new or improved products; adverse changes in cost, inventory or supply-chain management; limitations or delays on capital expenditures; business interruptions, including those caused by weather, natural disaster or other causes; delays or changes in, or non-consummation of, proposed or planned asset sales, divestitures, investments or acquisitions; failure to successfully integrate or achieve expected synergies, performance or returns expected from any completed investments or acquisitions; inability to protect our intellectual property rights or infringement of intellectual property rights of others; changes in market prices of our securities; changes in our ability to obtain new or refinance existing financing on acceptable terms, or at all; adverse changes in labor relations; adverse developments in legal proceedings or antitrust or other investigations; non-realization of anticipated benefits from, or variances in the cost or timing of, organizational changes, rationalizations and restructurings; loss of market share or sales due to rationalization, product-line changes or pricing activities; negative developments relating to health, safety or environmental compliance, remediation or liabilities; downturns, production reductions or suspensions or other changes in steel, electronics and other markets we or our customers serve; customer or supplier bankruptcy or insolvency events; political unrest which adversely impacts us or our customers’ businesses; declines in demand; intensified competition and price or margin decreases; graphite-electrode and needle-coke manufacturing capacity increases; fluctuating market prices for our products, including adverse differences between actual graphite-electrode prices and spot or announced prices; consolidation of steel producers; mismatches between manufacturing capacity and demand; significant changes in our provision for income taxes and effective income-tax rate; changes in the availability or cost of key inputs, including petroleum-based coke or energy; changes in interest or currency-exchange rates; inflation or deflation; failure to satisfy conditions to government grants; continuing uncertainty over fiscal or monetary policies or conditions in the U.S., Europe, China or elsewhere; changes in fiscal and monetary policy; a protracted regional or global financial or economic crisis; and other risks and uncertainties, including those detailed in our SEC filings, as well as future decisions by us.”

Item 9. Material to be Filed as Exhibits

Item 9 (“Material to be Filed as Exhibits”) of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(A)	Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on May 22, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County (incorporated herein by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015 filed by Purchaser with the SEC on June 18, 2015).

(a)(5)(B)	Amended Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on June 12, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

(a)(5)(C)	Complaint filed by David Widlewski, individually and on behalf of all others similarly situated, on June 2, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

(a)(5)(D)	Complaint filed by Walter Watson, individually and on behalf of all others similarly situated, on June 4, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

(a)(5)(E)	Complaint filed by Cyhyoung Park, individually and on behalf of all others similarly situated, on June 9, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

(a)(5)(F)	Complaint filed by Charles Daeda, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

(a)(5)(G)	Complaint filed by Abraham Grinberger, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAFTECH INTERNATIONAL LTD.

By:	/s/ Joel L. Hawthorne
Name:	Joel L. Hawthorne
Title:	President and Chief Executive Officer

Dated: June 18, 2015